TAMARACK FUNDS TRUST
                       100 SOUTH FIFTH STREET, SUITE 2300
                          MINNEAPOLIS, MINNESOTA 55402


April 13, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  Tamarack Funds Trust
          Registration Statement on Form N-1A
          (File Nos.: 333-111986; 811-21475 )

Ladies and Gentlemen:

      Reference is made to Pre-Effective Amendment No. 1 to the registration statement on Form N-1A filed by Tamarack Funds Trust (the "Registrant") on April 13, 2004 with Registration Numbers 333-111986 and 811-21475 (the "Pre-Effective Amendment"). Please be advised that the Registrant hereby amends the facing page of the Pre-Effective Amendment to state, in accordance with Section 8(a) of the Securities Act, as amended, and Rule 473 thereunder, that:

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      If you have any questions with respect to the above, please do not hesitate contact the undersigned at (612) 376-7095.



                                       Very truly yours,

                                       Tamarack Funds Trust

                                       /s/ Jennifer Lammers
                                       --------------------------------------
                                       Name:    Jennifer Lammers
                                       Title:   President